In the past 3 years, Bruce Bedford has been the CEO of Flagship Investment Advisors and Paddington Investments, where he manages and advises numerous venture capital investments primarily in the financial and technology arenas. From 1997 thru 2001, he was Executive Vice President of John Nuveen, where he oversaw their $55+ billion of managed funds. Previously he was a co-founder and Chairman of Flagship Financial, a $6 billion fixed income mutual fund company which he sold to Nuveen. Previously he was Group VP – Financial Services of the Mead Corporation, overseeing venture capital, reinsurance, money management and real estate operations. Earlier he held various financial, strategic and operational positions in the Corporate and White Paper Groups executing numerous financings, acquisitions, divestitures and defending a hostile takeover. Mr. Bedford holds a BS from Yale University, MBA from Harvard, and a PhD from Antioch University.